GREEN STAR ALTERNATIVE ENERGY, INC. 1660 Hotel Circle North, Suite 207 San Diego, California 92108

July 6, 2009

Mr. Ronald E. Alper, Esq. Staff Attorney Mr. H. Christopher Owings, Esq. Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

	RE:	Green Star Alternative Energy, Inc. File No. 00053627; Your Letter of May 15, 2009 Form 10-12G; Amendment No. 1

Dear Mr. Alper and Mr. Owings:

          Thank you for your comment letter of May 15, 2009. On behalf of Green Star Alternative Energy, Inc. (the "Company"), please allow me to also express our appreciation for the courtesies and cooperation that you have extended to our legal counsel, William M. Aul in clarifying your comments.

Herewith is a copy of Amendment No. 1 to the Company's Form 10 submitted in response to your comments.

General
1.

Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Answer: We understand your request and we will observe the reporting requirements of the Securities Exchange Act of 1934.

2.	You are encouraged to provide the URL website in the Form 10.

Answer: We have noted your suggestion.

3.	Please update your Form 10 to include the April 29, 2009 announcement of the appointment of your new chief executive officer.

Answer: We have updated the Form 10. See Items 5 and 6.

4.

Please explain the statement on your website that "Green Star Alternative Energy is fully compliant with all Securities and Exchange Commission (SEC) regulations regarding disclosure of material events and quarterly and annual reporting of operating and financial statement," considering you are not yet subject to the periodic reporting requirements and have not yet filed any quarterly or annual reports.

Answer:  Prior to the effectivity of the Form 10, our Common Stock was not registered under Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act"). As a result, our disclosure obligations are those set forth under Rule 15c2-11 of the 1934 Act. We believe that we have satisfied those disclosure obligations fully. Further, and in that respect, we have filed an Annual Report and Quarterly Reports with Pink Sheets and have also taken special care to report and disclose on a timely basis any material events via press releases and postings on Pink Sheets. Taken together, we believe that these actions serve to demonstrate that we have fulfilled the spirit of the 1934 Act.

5.

In some places in your Form 10, you use terms that are industry-specific jargon. For example, you use the terms, "m/s", "measurement mast", and "low keraunic level" on page 6, and "Wind Sensors" on page 11. Please revise to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

Answer: We have deleted all industry-specific jargon and replaced it with terms that can be easily understood by the general public.

For example, see the last sentence of the second last paragraph on page 7 wherein the discussion of the low keraunic level (thunder and lightning) is discussed.

6.	You should avoid repeating information in the document. For example, information regarding regulation on page 5 is repeated on page 7.

Answer: In an effort to offer disclosure that is both cohesive and clear, we have, wherever possible, removed repetitive language without compromising good disclosure practices.

Item 1. Description of Business, page 3

7.

Please review your disclosure and ensure that you identify the source for the statements you provide. Currently, you include many factual statements, but you have not necessarily indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please clearly identify the document to which you are referring, and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

The following are examples only of the statement for which you should provide sources:

( The statistics cited in the second, third and fifth paragraphs on page 4;

( The information cited in the third and fifth paragraphs on page 5;

( "In 2007, demand exceeded supply for eleven months of the year; thus, forcing EPS to import power from other countries in order to satisfy consumption," page 5; and,

( "Currently, there are no wind power projects producing energy in Serbia," page 5.

Answers:

On page 5 (previously numbered as page 4), we have inserted references on the last line of Paragraphs #2, #3, #6, and in the middle of paragraph #3.

On page 6 (previously numbered as page 5), we have inserted references following the last sentence in the second full paragraph and throughout the last paragraph.

On page 7 (previously numbered as page 6), we have inserted references as follows:
a. in the second line of the top paragraph;
b. following the last line of the top paragraph;
c. in the first line of the third paragraph; and
d. in the fifth line of the third paragraph,

The following is an example only of sources which require more specific citation and for which we request copies.

( The studies reference in the second paragraph on page 6.

Answer: We have inserted specific source citations as follows:
a. in the last sentence of the second full paragraph on page 6;
b. in the second line of the penultimate paragraph on page 6;
c. in the ninth line of the penultimate paragraph on page 6;
d. in the 12 th line of the penultimate paragraph on page 6;
e. in the 14 th line of the penultimate paragraph on page 6;
f. in the 15 th line of the penultimate paragraph on page 6;
g. in the last sentence of the top paragraph of page 7;
h. in the first sentence of the third paragraph on page 7; and
i. in the fifth sentence of the third paragraph on page 7.

Corporate Background, page 3

8.	Please explain the change in strategy in 2003.

Answer: See the third paragraph inserted on page 4 in the sub-section titled "Corporate Background."

Reassessment and New Business, page 3

9.

On page 3, you state that you are "focusing on opportunities that may allow [you] to participate in clean, environmentally friendly energy generation projects" and that your "strategy is to participate, on a selective basis consistent with [your] limited managerial and financial resources, in projects that may offer significant commercial opportunities in the clean, environmentally-friendly energy generation segment." Please clarify and elaborate on your participation in these projects. For example, explain exactly how you will participate in energy generation; describe in detail whether your participation will be financial, managerial, or something else. In this regard, we note your purchase of Wind sensors on page 12.

Answer:

(A) We have expanded this discussion and inserted qualifications and further descriptions, as follows on pages four and five:

Our new management has been focusing on opportunities that may allow us to participate in clean, environmentally friendly energy generation projects. As a result and to the extent that our limited managerial and financial resources allow, we are focused on participating in one or more smaller wind energy generation projects via participation in joint ventures, partnerships, and other agreements either as a joint venture partner, general partner, or, if the project is not beyond our financial capacity and can be structured so as to allow us to participate as a co-owner, we may become a co-owner of a smaller, limited scale project.

In all of these pursuits, our strategy is to participate, on a selective basis consistent with our limited managerial and financial resources, in projects that may offer significant commercial opportunities in the clean, environmentally-friendly energy generation segment. To that end, we have entered into a joint venture with Notos d.o.o., a corporation domiciled in the Republic of Serbia ("Notos") and with Sirius Regulus, d.o.o., a corporation also domiciled in the Republic of Serbia ("Sirius") (the "Serbian Joint Venture"). The Serbian Joint Venture is focused on generating electricity from wind-power at a wind farm located at the Belo Blato Wind Energy Project in the province of Vojvodina in the Republic of Serbia. We intend to raise the capital necessary to construct the Belo Blato wind farm and fulfill the financial requirements for the project, while Notos d.o.o. will provide the licensing, construction, and managerial expertise. The joint venture calls for Green Star to recoup all capital expenditures associated with the development before any profit sharing can take place.

(B) We have further revised and added additional qualifications and further descriptions, as follows on page 15, in the last sentence of the second last paragraph, the following language has been inserted:

In each case, our efforts are focused on project opportunities where, due to a project's size, type, and location, we may be able to participate as a joint venture partner, partner, or co-owner provided that the financial and managerial commitments are within our abilities taking into account our comparatively limited financial and managerial resources.

10.	On page 5, you refer to your status as a "renewable energy producer," which appears to be a Serbian regulatory term. Please clarify and explain this status.

Answer: We have re-written this paragraph and deleted the reference to this term and replaced it with appropriate disclosures regarding Serbian energy policy and regulatory matters, as follows:

Our review of the current Serbian Energy Policy sets out three crucial elements of sustainable development: competitive energy markets, environment protection, and energy efficiency and use of renewable sources. Energy Law was adopted by the National Assembly of Serbia on July 22, 2004 and entered into force on August 1, 2004. Serbia's Energy Law currently regulates the following:

• Energy policy objectives and the method of its implementation
• Energy market organization and functioning
• Conditions for regular and high quality consumer energy supply and for ensuring safe, reliable and efficient energy production
• Management of energy transmission, transportation and distribution systems and the method of securing the smooth functioning and development of these systems
• The conditions for and method of carrying out energy activities, energy efficiency and environmental protection conditions in carrying out energy activities
• Monitoring of the implementation of the Energy Law

Answer:

In addition, on page six, in the last sentence of the second last paragraph, we have inserted the following:

This has resulted in greater liberalization of the energy market and, very significantly, greater opportunities to generate and distribute energy from renewable energy sources, as these are defined under the laws of the Republic of Serbia.

Answer:

In the second sentence of the last paragraph on page six, we have also inserted the following additional language:

The past several years have seen similar levels of power generation, despite the increasing requirements of households and industry. We believe that our 'privileged power producer' (renewable energy source producer) status allows for the sale of electrical energy directly to EPS, through a standardized power purchase agreement for all qualifying renewable energy facilities (Republic of Serbia - Ministry of Mining and Energy, "Renewable Energy Sources", May 2008)

11.	Please explain the "government mandated purchase program," referenced on page 5, and how you believe it will impact you.

Answer: We have clarified this reference and we believe that this has been resolved.

12.

On page 5, you state, "[t]he undersupplied Serbian market requires much more domestic power generation that we may be able to provide." Please provide support for this statement, including explaining how much energy you will provide the domestic power generation, both in absolute and percentage terms.

Answer:

In the penultimate paragraph on page six through the top paragraph on page seven, we have inserted the following to further explain and clarify these disclosures and the statements made:

Since the year 2000, no substantial new electrical capacity has been introduced by EPS (http://www.eps.co.rs/publikacije/godisnji_izvestaji/ENGCD%202007.pdf; page 9)[The past several years have seen similar levels of power generation, despite the increasing requirements of households and industry. We believe that our 'privileged power producer' (renewable energy source producer) status allows for the sale of electrical energy directly to EPS, through a standardized power purchase agreement for all qualifying renewable energy facilities (Republic of Serbia - Ministry of Mining and Energy, "Renewable Energy Sources", May 2008). This will ensure a buyer for the electricity we produce. In 2007, EPS spent over 6 billion euros purchasing electricity to supply Serbia's energy needs (EPS 2007 Financial Statements) and demand exceeded supply for eleven months of the year.

(http://www.eps.co.rs/publikacije/godisnji_izvestaji/ENGCD%202007.pdf; page 13) The undersupplied Serbian market requires much more domestic power generation that we may be able to provide. Our 20 MW facility will represent only 0.239% of the country's installed capacity and generate 70 GWh (gigawatt hour; unit of energy equal to one billion watt hours) or 0.180% of EPS current output. This opportunity may provide the basis for growth opportunities.

13.

You also indicate that you "may be the first to begin utilizing the 2000+ MW of wind resources available." Explain how you have arrived at this amount of capacity and how you believe that you will be able to take advantage of all of it.

Answer:

We have inserted the following in the last sentence of the second paragraph on page seven:

The wind energy potential is a conservative estimate used by management that represents only 20% of the 11,000 MW potential according to investigations made by experts from Agricultural Faculty and Faculty of Electronics from City of Belgrade (http://www.serbia-Energy.com/index.php?option=com.

14.

On page 6, you indicate that you are using your existing limited financial resources to evaluate potential wind farm locations and fund an analysis of the proposed construction. Provide a timeline of the various steps you plan to take and, in doing so, please be clear about what aspects of the development of the power plant you will be involved in as compared to your joint-venture partners. Explain how you will ultimately generate revenues by virtue of your participation in this joint venture.

Answer:

We have expanded and revised this disclosure and the revision can be found on page 7 in the second full paragraph, as follows:

We are using our existing but limited financial resources to evaluate potential wind farm locations and fund an analysis of the proposed construction of a 20 MW wind power facility in the Republic of Serbia. We are in the process of obtaining wind data to optimize wind turbine engineering and site design. This process is expected to be completed by the end of the summer and will enable us to identify the specific size and orientation of the wind turbines. Within this period, the remaining two licenses - grid connectivity and production permission - will likely be obtained, given our estimates of the licensing process. After these two licenses are obtained, we anticipate that we will likely be responsible for all construction costs, while the joint venture partner (Notos) will be responsible for the licensing, construction, and managerialduties. As currently planned, we anticipate generating revenues by selling the electricity generated from the wind farm to EPS. To fully implement our business plans we will need to raise significant amounts of additional capital to develop the planned larger scale power plants to a total of 300 MW by 2013. To the extent that we are able, we intend to work closely with administrative representatives of Republic of Serbia and seek tax incentives, legislative support for the expansion of wind power production, and support for the effective marshalling of wind resources critical for the expansion of electrical production.

Regulatory Aspects, page 7

15.

Please expand this discussion to explain how regulation may affect your company beyond the licensing process. For example, discuss any environmental laws that you will be required to comply with or whether you will be subject to any rate-setting authority for purposes of how you will generate revenues.

Answer:

We have reviewed the Serbian Energy Law and we have inserted the following paragraphs on pages eight and nine under the sub-headings of Competition and also Regulatory Aspects):

Competition

Under current market conditions, all of the electricity generated in the Republic of Serbia is generated by Elektroprivreda Srbije (or "EPS"). Thus, EPS has a monopoly on electric power generation, sales, and distribution (through EMS, Elektromreza Srbije) within Serbia. However, under the laws adopted by Serbia, effective August 1, 2004, the country has openly encouraged private capital investors to participate in establishing and operating electric generation, distribution, and marketing.

Serbian Energy Law states the following long-term objectives as the bases for Serbian energy policy: secure, quality, and reliable supply of energy and energy carriers; stimulation of market competition based on principles of non-discrimination, transparency, and stimulation of competitiveness of the economy in the Republic of Serbia; creation of conditions for safe and reliable operation and functioning of energy systems; creation of transparent, attractive, and stable conditions for investments into building, revitalization, and upgrading of energy-related facilities and systems, as well as creation of conditions for their connection to energy systems of other countries; stimulation of renewable energy sources; decentralization of rights and responsibilities in planning and execution of development programs in the energy sector.

Regulatory Aspects

The new institutions founded according to Serbian Energy Law are the Energy Agency of the Republic of Serbia (SEA), the Energy Efficiency Agency (SEEA), and the Energy Association. The Energy Association works under the industry sector of the Serbian Chamber of Commerce and is responsible for the following: development of the energy sector; initiation and drafting of laws, sub-laws, and regulations relevant to the energy sector; monitoring the international funding of the Serbian industry; monitoring the inflow of foreign investments and overseeing the process of electricity market liberalization.

This body is working proactively with foreign companies wishing to do business within the Republic of Serbia. They provide the necessary support and guidance through the various processes of licensing and regulatory approval. Consent for the construction of wind farms is required on multiple levels. Federal permission to produce electricity is mandatory; regional (municipal) authorization for building a wind farm; design and implementation of the technologies is overseen by EMS (Elektromreza Srbije), Serbian Transmission System and Market Operator.

Although the regulatory process is not brief, it is not onerous. Green Star may benefit from the strategic joint venture with the Serbian clean energy company Notos. Their expertise may allow us to complete the licensing process in a shorter time frame. Nonetheless, the regulatory environment of any country is subject to the uncertainties of the political process, we cannot give any assurances that we will be successful in achieving our regulatory objectives within any forecasted time frame.

SEPA (Serbia Environmental Protection Agency) monitors the parameters of the state of the environment, pollutants, and cadastre. As such, SEPA determines initial site feasibility but has no on-going involvement with wind energy facilities.

In the event that we are successful and upon connecting to the electrical distribution network, we anticipate that we will benefit from the feed-in-tariffs made available to "privileged power producers" and be subject to the power purchase agreement with the national utility, EPS, which will buy the electricity we generate at the initial price of 0.10 Euro per kWh (kilo watt hour).

In all of our efforts, we are conscious of the need to work within the existing regulatory framework and undertake precautions to achieve and maintain compliance with the rules and regulatory environment of the Republic of Serbia. And although we are committed to these objectives, we cannot be assured that we will, at all times, achieve and maintain compliance with the regulatory burdens placed upon us. In the event that we are not successful, we may incur significant delays and interruptions in executing our business plan and as a result, we may incur significant and protracted expenses and losses thereby.

Item 1A. Risk Factors, page 8

16.

Your risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed. For example, on page 8, you use the subheading, "Risk of Investing in Serbia." This subheading is not descriptive of any risk. Please revise your risk factor sub-headings generally to ensure that they reflect the risk you describe in the text. As a general rule, your subheadings should work only in this prospectus. If they are readily transferable to other companies' offering documents, they are probably too generic.

Answer:

We have revised the titles of each of the Risk Factors.

In addition, we have been advised by our legal counsel that a reader who is not familiar with the Republic of Serbia, our industry, and related factors, will need to be aware of the special, if implicit risks and problems associated with the Company and its plans. Thus, the following risk factors, while inherent and perhaps obvious to experienced readers, likely may not be as obvious to less sophisticated investors. For these reasons and since risk factors are intended to summarize risk issues, we believe that at the risk of extra verbiage, the reader is aided more than hindered by the summaries presented.

17.

Your disclosure contains some duplicative risk factors. Please revise to remove or distinguish any risk factors that discuss similar risks. For example, please revise the risks entitled, "Concentration and Lack of Diversification" on page 10, "Lack of Diversification" on page 13, "Current Financial Structure..." on page 9 and "No Assurance of Availability of the Addition Capital..." on page 12.

Answer:

We have condensed and revised the listing of Risk Factors to address your comments.

18.

Your risk factor "Current Financial Structure, Limited Equity..." on page 9 indicates that you will need to raise $2,200,000 "to meet its [sic] operating, marketing, and working capital needs." Later in the same risk factor, you also discuss the need for raising at least $5,000,000 in additional capital for working capital needs over the next 12 months. Please revise to clarify which amount is applicable to you over the next 12 months or revise to remove the first sentence of this risk factor.

Answer:

We have revised and corrected the amounts shown to reflect the $7,200,000 that we estimate will be required.

Dependence Upon Key Personnel and New Employees, page 11

19.

You state, "[h]iring to meet our anticipated operations will require that we assimilate significant numbers of new employees during a relatively short period of time." Please reconcile this statement with the statement on page 15 and elsewhere that you will only be hiring four additional employees.

Answer:

We have revised the disclosure and the second last sentence in the Risk Factor shown on the top of page 12 reflects this revision.

Item 2. Financial Information, page 14

Management's Discussion and Analysis or Plan of Operation, page 14

20.

While you have a section entitled, "Management's Discussion and Analysis or Plan of Operation," you have not provided all of the required information. Please provide the information required by Item 2 of Form 10, or tell us why you have not provided it. For example, you have not included a discussion of results of operations, or qualitative and quantitative disclosures about market risk. See Items 303(a)(3) of Regulation S-K.

Answer

(1) As our counsel discussed with Mr. Alper, we understand that Item 301 and Item 305 do not apply since the Company is a smaller reporting company.

(2)

With respect to the requirements of Item 303(a)(3), since the Company did not record any revenues, we believe that during 2007 and 2008, no unusual or infrequent events or economic changes impacted the Company during this period.

(3)

Since Item 303(a)(3)(iv) requires a discussion of the impact of inflation on revenues and since the Company did not record any revenues during 2007 and 2008, we have inserted only a short paragraph to address this matter. This can be found on page 18, as follows:

Impact of Inflation

We have not generated any revenues during the last two fiscal years. As a result, inflation has not had a direct impact on our revenues, costs, or cash flows in any significant way that we can identify.

Nonetheless, we are aware that the costs of acquiring wind energy generating equipment may, as a result of worldwide interest in wind energy and renewable energy systems, may increase and thereby the amount of capital needed to fund our capital expenditures may be higher than we have planned.

21.	Please revise it include a discussion of the business reasons for the year-to-year changes in administrative and interest expenses. Refer to Item 303(a)(3) of regulation S-K.

Answer:

We have included a discussion of this in our MD&A on pages 15 and 16, as follows:

During Fiscal 2008, we did not generate any revenues but we did incur $195,501 in administrative expenses and interest expense of $2,555. As a result, we incurred $198,058 in Net Losses during Fiscal 2008. This compares to the fiscal year ending December 31, 2007 ("Fiscal 2007") wherein we also did not generate any revenues but we incurred only $4,570 in administrative expenses.

The exponential increase in Administrative Expense from fiscal 2007 to Fiscal 2008 (over 4,177% increase) was primarily a result of several factors. First, the Company's new management aggressively pursued and took many steps to fully implement our new business strategy. This resulted in exponential increases in travel expenses, administrative expenses, and related costs. Second, we amended our articles of incorporation and we completed updated filings and accounting reports that allowed us to have audited financial statements

22.

Please provide a narrative describing your liquidity and capital resources. In this regard, we note your need to raise $5,000,000 over the next 12 months for capital expenditures. Explain how you intend to fund all other operating expenses of the company, such as the $60,000 per month you refer to on page 12. Explain whether either of these amounts takes into account the various loans you have outstanding.

Answer:

On page 19, we have inserted the following:

Liquidity and Capital Requirements

Currently, we have very limited liquidity in that we have limited cash and we have been primarily dependent upon our Chief Financial Officer, Jesse M. De Castro for obtaining cash, via promissory notes that we issued to Mr. De Castro. While we believe that this strategy and our dependence on Mr. DeCastro was prudent in light of our circumstances, we are aware that we need to identify other investors who may be willing to invest funds into our company to provide us the funds to meet our capital requirements in the future. At present, we have not had direct or indirect discussions with sources that may be able to provide the projected $7,200,000 in additional capital that we project will be needed. As a result, we cannot assure you that we will be successful in these efforts.

If we are not successful in raising additional capital on reasonable terms to meet all or nearly all of the $7,200,000 that we have projected, we may delay the implementation of our business plans and the plans that we have made to commence the Belo Blato wind energy operations described elsewhere in this Form 10. In that event, we may face significant dilution and further losses and difficulties in meeting our commitments.

23.

You state that "your strategic focus has been expansive and [you] examined several opportunities, on a worldwide basis, that later allowed [you] to further refine [your] parameters and the types of projects and geographic locations." Please elaborate upon this statement. For example, describe the other opportunities you examined and how you determined to pursue this particular opportunity.

Answer:

We revised the disclosures on page 17 as follows:

The Company has evaluated wind energy opportunities in British Columbia, Canada; which we deemed to difficult to implement because of Native land issues and the lengthy bureaucracy of the licensing process. We have evaluated solar energy opportunities in India; which we deemed to difficult to manage and arduous to collect the revenues from power generation. And we have also evaluated the small hydro power potential in Serbia. Through this process, we developed a business relationship with the principals of Notos, d..o.o. ("Notos") and Sirius Regulus, d.o.o. ("Sirius") both entities are limited liability companies domiciled in the Republic of Serbia. The management of Notos has experience in energy distribution and Sirius owns land and facilities at the Belo Blato Wind Farm, also located in Serbia. They were able to present compelling reasons to focus on wind energy in Serbia: an available purchaser for the electricity generated, a reasonable licensing process, reasonable development costs, an educated and inexpensive workforce, a good rate of return on investment, and an opportunity to be the first to develop wind energy in the region.

24.	In your discussion on page 15 and throughout the document, please clarify how responsibilities are divided between the Company and the Serbian Joint Venture.

Answer:

On page 17, we have revised the disclosures as follows:

6.

The Company will be responsible for the costs associated with constructing the wind farm, and under the agreements that we have reached, Sirius Regulus is obligated to supply the land required, and Notos is to manage the project through licensing, construction, implementation, and maintenance.

25.

You state that "[t]he Company intends to begin the construction of Belo Blato in the fourth quarter of 2009 and erect 5 wind towers before the end of the year. The Belo Blato is expected to be completed by August 2010..." Further, you state, "the Company will generate revenues in the fourth quarter of 2009 by producing electricity from the Belo Blato project and selling it to EPS." Please clarify the timing of the completion of the construction of the project and the generation of revenues.

Answer:

First, we have further narrowed and qualified our discussion regarding the financial projections to better describe these matters.

Second and on page 18, we have inserted the following narrative to address this comment and to assist the reader in appreciating, in relative terms, the context of our projections:

Our projections regarding the amount and timing of our revenues is subject to revision as we face uncertainties and risks associated with the implementation of these plans and since these uncertainties and risks relate to matters over which we have little or no control. In particular, we are aware that these projections and our plans are subject to revision primarily but not exclusively due to the risks and uncertainties associated with the following:

(1)

our ability to generate revenues will be influenced by the timing and amount of capital that we may able to raise to fund the acquisition of the assets that we have identified as needed to implement our business plan (primarily, the $7,200,000 projected the for the erection of 5 wind turbines on the Belo Blato site and working capital);

(2)

our ability to obtain all governmental licenses and approvals with respect to the construction and operation of the planned Belo Blato site on a timely and reasonable basis without undue costs or delays;

(3)

our ability to complete negotiations and agreements with suppliers and customers on terms that are commercially reasonable and which will allow us to record and collect revenues on a commercially acceptable basis;

(4)

our ability to achieve and maintain compliance with current and future government regulations and to avoid any risk of non-compliance with the laws and rules of the Republic of Serbia and any local or regional laws and ordinances without incurring delays, interruptions, or undue costs or difficulties; and

(5)

our ability to anticipate changing laws and the competitive environment that may allow us to change our business plans to meet these challenges without incurring excessive expenses or excessive difficulties.

To the extent that we are not able to achieve one or more of these objectives, we may not generate the revenues that we have projected or, if we do achieve these revenue targets, we may not generate revenues sufficient to allow us to achieve and maintain profitability and positive cash flow.

26.

You indicate that you plan to raise an additional $5,000,000 "and will do so under a private placement for common stock within the Company." Please explain what you mean by this statement and whether this means that your officers will purchase shares from you. Please also reconcile this statement with your risk factor disclosure on page 9, which states that you "have not received any assurances from any investors that they will invest any funds into the Company."

Answer

We have revised the disclosure which now appears on page 16, as follows:

2.

To undertake these efforts, we anticipate, based on current estimates that we will need to raise an additional $7,200,000 for these capital expenditures. Our current plan is to approach sources of private capital and, if favorable market conditions allow, to raise the funds in one or more private or exempt offerings. Currently, we have not had any direct or indirect discussions with any persons regarding these plans and we cannot be certain as to the extent of any interest that investors and other sources of capital may have in providing such funds or the costs and terms of any such capital. To the extent that we do not receive a positive response to provide this capital and to receive such capital on terms that are reasonable in light of our current circumstances, we may be unable to undertake this project or, alternatively, undertake this project on any reasonable terms.

27.	Please explain the process by which the sale of carbon emission credits will create revenue. Please also explain how you determined that 2009 revenues will be approximately $390,000.

Answer:

We have revised this disclosure on page 17, as follows:

7.

If we can raise the projected $7,200,000 in additional capital and do so on reasonable terms and within the time frame that we have established, we anticipate that we may be able to generate some revenues in the fourth quarter of 2009 by producing electricity from the first phase wind turbines at the Belo Blato project and selling it to EPS. In addition and if current policies, laws, and regulations of the Republic of Serbia are not revised, we may also be able to generate additional revenue from the sale of carbon emission credits. Currently, the Republic of Serbia has no green house gas emission credit program in place, but based on public statements from the Serbian Ministry of Energy, the Ministry may be implementing carbon emission credits program similar to that found in the rest of Europe.

Planned Operations of Management, page 15

28.	Please explain the statement, "[o]perations information will be collected at our offices."

Answer:

On page 18, we have revised the disclosure, as follows:

Under our current plans, we plan to maintain financial and accounting controls for the Company through the use of centralized accounting and management information systems which are to be maintained at our existing offices.

This will require that we acquire and operate accounting software and financial and accounting control systems sufficient to meet the requirements of the Sarbanes Oxley Act of 2002 and the rules adopted by the Securities and Exchange Commission there under with respect to accounting, asset, and information controls that allow our officers, directors, and our auditors to verify and confirm our compliance on an ongoing basis.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

29.	Please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

Answer:

On page 20, we have revised the lead paragraph that precedes the table, as follows:

The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company's capital stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group and all shares that each such person has a right to acquire in the future:

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 16

30.	Please provide the date on which you employed Mr. De Castro and Mr. De Castro's relationship to De Castro Investments, Inc. Refer to Item 401(e) of Regulation S-K.

Answer:

We have revised the disclosure which now appears on page 21, as follows:

Footnote:
	(1)	The Company entered into an Employment Agreement with De Castro that commenced on April 1, 2008.

Item 6. Executive Compensations, page 17

31.	Please confirm that Mr. De Castro's salary is $22,000. Based on the description under Item 7, it appears that the salary should equal $24,000.

Answer:

The amount shown includes a "half month" payment for the period.

32.	Please also ensure that the Summary Compensation Table conforms to the format found at Item 402(n) of Regulation S-K. In this regard, please add a "total" column.

Answer:

On the bottom of page 22, we have made revised the Summary Compensation Table, as requested.

Item 7. Certain Relationships and related Transactions, page 18

33.

Please explain why the promissory note to Seal Commercial, S.A. and the joint venture with Notos, d.o.o. and Sirius Regulus, d.o.o. are included in this section because it is not apparent in your disclosure that such entities are related parties. See Item 404 of Regulation S-K.

Answer:

Mr. Miodrag Andric is the Manager of Notos and Sirius Regulus. As a result, we believe that this disclosure is needed.

34.	Please revise to provide the disclosure required by Item 7 of Form 10, Item 407(a) of Regulation S-K.

Answer:

We have revised the disclosures which can be found on pages 23 and 24. We have also deleted the reference to the wind sensor loans that were previously included.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters, page 20

35.

State, if true, that the over-the-counter quotations you have provided reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Refer to Item 201(a)(1)(ii) of Regulation S-K.

Answer:

On page 24, we have inserted the following, as revised, to incorporate your comments:

The Company's Common Stock trades on the non-OTC "Pink Sheets" Market under the symbol, GSAE. Since July 28, 2008, there havebeen only sporadic quotations with only limited and minimal interest by market makers. As of July 1, 2009, the Company had three market makers. The following represents high and low bid prices by quarter as reported by Pink Sheets, LLC and, in each case, the prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Item 10. Recent Sales of Unregistered Securities, page 20

36.

Please include only the information required by Item 701 of Regulation S-K. You repeat all of the information you provide under Item 7, which seems unnecessary at least with respect to the employment agreement and joint venture agreement.

Answer:

We have revised the disclosures which now appear on pages 25 and 26.

Item 15. Financial Statements, page 23

37.

You refer readers to the "attached Financial Statements and Exhibits." Item 15 of Form 10 requires you to include the financial statements as part of the registration statement. Accordingly, please move your financial statements before the signature page.

Answer:

We have made the change in the placement and revised the reference.

Financial Statements, page 26

38.	Please note the updating requirements of Rule 8-08 of Regulation S-X to the extent applicable in your next amendment.

Answer:

We have noted this requirement and have completed the updating required.

Statement of Operations, page 27

39.

Please revise the weighted average number of shares outstanding for year ended December 31, 2007, to reflect the 5 to 1 forward stock split and revise the earnings per share calculation to reflect the change as a result of the increase in weighted average number of shares.

Answer:

Company has included disclosure regarding the 5 to 1 forward split and recalculated the earnings per share for December 31, 2007. This change has been reflected in the weighted average number of shares for December 31, 2007.

Statements of Stockholders' Equity, page 28

40.

Please revise your disclosure here and on page 36 to reflect the stock bought for cash on May 9, 2008, on a post-split basis of $.005 per share price. In addition, please revise your disclosure in Note 6, on page 36 to reflect the share issuances on a post-split basis.

Answer:

Company revised Footnote #6 to include the post split basis of $.005 per share, this was also done on the Statement of Stockholder's Equity page.

41.

While the per share effects of the forward stock split should be retroactively reflected in aggregate and per share numbers, the effective transfer to additional paid in capital, in the event you did not change the par value of your common stock at the time of the split, should be reflected in the "there was 5 to 1 forward stock split" line item in the statement of stockholders equity. If you adjusted the par value of your common stock as a result of the stock split, please indicate such in Note 6.

Answer:

Company revised Statement of Stockholders Equity to reflect the 5 for 1 forward split at $.005 per share price. This has also be reflected in Note #6 of the footnotes.

Statements of Cash Flows, page 29

42.	Your supplemental cash flow information and the non-cash activities disclosures where no amounts are disclosed for the periods presented may be best presented on a narrative basis or deleted.

Answer:

This issue has been addressed and non-cash activities disclosure where no amounts are disclosed has been removed.

Notes to Financial Statements, page 30

Note 4. Income Taxes, page 35

43.	Please note the requirements of paragraph 47 of SFAS no. 109 for a public company.

Answer:

Note 4 has been expanded to reflect the requirements of paragraph 47 of SFAS no. 109.

Note 6. Stockholders Equity, page 36

44.	Please correct the reference to $200,000,000 authorized shares or advise.

Answer:

Note 6 has been revised to reflect the amendment to the Articles of Incorporation to increase the amount of authorized common shares to 200,000,000.

Note 8. Related Party Transaction

45.	Please reconcile the information contained in this note with information under Item 3. Description of Property on page 16.

Answer:

We have reconciled Item 3.

In submitting this Amendment No. 1 to the Form 10, the Company and its management acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you gain for the courtesies that you have extended to us and we appreciate your kind assistance.

Sincerely,

Jesse M. De Castro, Chief Financial Officer

JMD:mds

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